111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

July 17, 2020

VIA EDGAR CORRESPONDENCE

Elena Stojic

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	First Trust Exchange-Traded AlphaDEX® Fund II, on behalf of First Trust Developed Markets ex-US AlphaDEX® Fund, a series of the Registrant
File No. 333-237922

Dear Ms. Stojic and Ms. DiAngelo Fettig:

We received your oral comments via telephonic conference on May 20, 2020 and May 29, 2020 regarding the Registration Statement on Form N-14 (the “Registration Statement”) for First Trust Exchange-Traded AlphaDEX® Fund II, on behalf of First Trust Developed Markets ex-US AlphaDEX® Fund, a series of the Registrant (the “Fund” and collectively with First Trust Australia AlphaDEX® Fund, the First Trust Canada AlphaDEX® Fund, the First Trust Hong Kong AlphaDEX® Fund and the First Trust South Korea AlphaDEX® Fund (the “Target Funds”), the “Funds” and each a “Fund”) filed on April 30, 2020. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments, and a revised, marked draft of the Registration Statement is included for your review and convenience.

DISCLOSURE COMMENTS

Comment 1

Please ensure that all relevant comments are applied to all three N-14s that were filed on April 30, 2020.

Division of Investment Management

July 17, 2020

Response to Comment 1

The Registrant confirms that all relevant comments have been applied to all three N-14s filed on April 30, 2020.

Comment 2

Please indicate which Fund will be the accounting survivor in the Reorganization.

Response to Comment 2

FDT will be the accounting survivor and the Registration Statement has been revised to include this disclosure in the prospectus.

Comment 3

On page 2 of the Questions & Answers section, in the question beginning “[w]hy are the Reorganizations being considered?” it states, “The Target Funds have failed to gather assets and have received limited market validation.” Please describe “limited market validation” in plain English.

Response to Comment 3

The Registration Statement has been revised as requested.

Comment 4

On page 2 of the Questions & Answers section, in the question beginning “[w]ill shareholders of the Funds have to pay any fees or expenses in connection with the Reorganizations?” it states, “any trading costs associated with FDT reinvesting the assets transferred from each of the Target Funds will be reimbursed by First Trust.” Please clarify this disclosure to state that reposition costs will be borne by the Advisor and not the shareholders. Additionally, please provide an estimate of the cost of the merger that will be borne by shareholders of FDT and the Target Funds.

Response to Comment 4

The Registration Statement has been revised as requested.

Comment 5

On page 3 of the Questions & Answers section, in the question beginning “[w]ill the shares held by the shareholders of the Target Funds continue to be listed on the same exchange following the Reorganizations?” Please confirm whether any costs associated with the listing change will be borne by shareholders.

Division of Investment Management

July 17, 2020

Response to Comment 5

The Registrant confirms that Fund shareholders will not bear any costs in connection with the delisting of the Target Funds or the listing of additional shares of FDT.

Comment 6

In the Questions & Answers section, in the question “[w]ill the Reorganization constitute a taxable event for Target Fund shareholders?” it states “Any net investment income realized prior to the Reorganizations will be distributed to the shareholders of the Target Funds as ordinary dividends (to the extent of net realized short-term capital gains distributed).…” Please disclose any net realized short-term capital gains that will be significant.

Response to Comment 6

The Registrant confirms that short-term capital gains are not expected to be significant and has revised the disclosure accordingly.

Comment 7

On page 5 of the Questions & Answers section, in the question beginning “[h]ow can I vote?” it states that shareholders may vote in person by attending the meeting. Please provide updated information if the shareholder meeting will be held only virtually.

Response to Comment 7

The Registration Statement has been revised as requested.

Comment 8

Please indicate in your response letter how First Trust Exchange-Traded Fund, First Trust Exchange-Traded AlphaDEX® Fund and First Trust Exchange-Traded AlphaDEX® Fund II are affiliated.

Response to Comment 8

First Trust Exchange-Traded Fund, First Trust Exchange-Traded AlphaDEX® Fund and First Trust Exchange-Traded AlphaDEX® Fund II are each advised by First Trust Advisors L.P., have the same board under a Unitary Board Structure, have similar officers and are part of the same fund family.

Division of Investment Management

July 17, 2020

Comment 9

On page 5 through 10 of the prospectus, there are footnotes to the Average Annual Total Returns Tables which indicates that performance data is not available for all the periods shown in the table because performance data does not exist for some or the entire period. Please explain how performance data is not available for certain periods for the indexes which the Funds track but performance data is available for the respective Fund for those same periods. Please note if the Fund switched indices during this timeframe and explain with more detail in footnote 2 and provide performance data for the previous index if available.

Response to Comment 9

For FDT, the underlying index changed from the Defined Developed Markets Ex-US Index to the NASDAQ AlphaDEX® Developed Markets Ex-US Index on October 13, 2015. For FAUS, the underlying index changed from the Defined Australia Index to the NASDAQ AlphaDEX® Australia Index on July 14, 2015. For FCAN, the underlying index changed from the Defined Canada Index to the NASDAQ AlphaDEX® Canada Index on July 14, 2015. For FHK, the underlying index changed from the Defined Hong Kong Index to the NASDAQ AlphaDEX® Hong Kong Index on July 14, 2015. For FKO, the underlying index changed from the Defined South Korea Index to the NASDAQ AlphaDEX® South Korea Index on July 14, 2015. Therefore, there is no performance data for the periods in which the Funds’ current indices did not exist. These changes in index are noted on the respective webpages for the Funds on ftportfolios.com and in the respective prospectus for each Fund filed May 1, 2020. The Registration Statement has been revised to note these changes. The Funds do not believe that disclosing prior index performance would provide meaningful, relevant information to shareholders in connection with evaluating the proposed Reorganizations and note that the prior index performance is not required by Form N-1A to be included in the Funds’ respective prospectuses.

Comment 10

Please indicate in your response letter what the portfolio turnover rate is for each fund.

Response to Comment 10

The portfolio turnover rate for the most recent fiscal year was 107% of the average value of its portfolio for FDT, 99% of the average value of its portfolio for FAUS, 68% of the average value of its portfolio for FCAN, 65% of the average value of its portfolio for FHK and 73% of the average value of its portfolio for FKO.

Division of Investment Management

July 17, 2020

Comment 11

For the section “General Risks of Investing in the Funds,” please clarify whether these risks apply to one, some or all of Funds.

Response to Comment 11

The Registrant confirms that the risk factors in the section “General Risks of Investing in the Funds” apply to all of the Funds and the disclosure has been revised.

Comment 12

For the section “Principal Risks Related to the Proposed Reorganization,” please clarify whether these risks apply to one, some or all of Funds.

Response to Comment 12

The Registrant confirms that the risk factors in the section “Principal Risks Related to the Proposed Reorganization” apply to all of the Funds and the disclosure has been revised.

Comment 13

On page 17, please update the Brexit disclosure under “Europe Risk” to reflect that the UK left the European Union on January 31, 2020 and any related implications.

Response to Comment 13

The Registration Statement has been revised as requested.

Comment 14

On page 24, above the header “Terms of the Reorganization” there are two sentences that state “[a]bstentions and broker non-votes will be treated as present for purposes of determining a quorum at the Meeting. Abstentions and broker non-votes will have the same effect as a vote against the approval of the Plan and the Reorganizations it contemplates.” Please delete any discussion of broker non-votes as it is not applicable here and the vote is on a non-routine matter and broker-non votes cannot be counted towards a quorum in those cases.

Response to Comment 14

The Registration Statement has been revised as requested.

Division of Investment Management

July 17, 2020

Comment 15

In accordance with the FAST Act, please include hyperlinks for any information that is incorporated by reference.

Response to Comment 15

The Registration Statement has been revised as requested.

Comment 16

In Exhibit A, please include the actual, rather than the “Form of” Agreement and Plan of Reorganization, including conformed signatures.

Response to Comment 16

The Registration Statement has been revised as requested.

Comment 17

Please include the Actual Proxy Card with the amended N-14 filing.

Response to Comment 17

The Registrant confirms it will file the Proxy Card, as complete as possible, with the amended N-14 filing.

Comment 18

On page 49, in the paragraph starting “if a quorum is not present…” it states “[i]n the event that a quorum is present but sufficient votes in favor of the Proposals have not been received, the Meeting may, by motion of the person presiding thereat, be adjourned when such adjournment is approved by the vote of holders of shares…” Please note that under Rule 14a-4, that if there is an adjournment to solicit additional positive votes, if there is a quorum, then the proposal needs to be separate.

Response to Comment 18

The Registrant confirms that any proposal for adjournment to solicit additional positive votes, if a quorum is present, will be a separate item on the Proxy Card.

Division of Investment Management

July 17, 2020

Comment 19

Significant market events have occurred since the Registration Statement was filed as a result of the COVID 19 pandemic. Please consider whether the disclosures, including risk disclosures, should be revised based on how these events are affecting both debt and equity markets.  If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response to Comment 19

The Registrant believes that the risk disclosure under “Market Risk” is sufficient to indicate the risks associated with the Covid-19 pandemic and therefore no additional risk disclosure is warranted.

Comment 20

In the SAI, under the section “Description of Investment Objectives, Policies and Risks of the Funds” please show the fundamental and non-fundamental policies of FDT and the Target Funds and include a narrative comparison of their policies here.

Response to Comment 20

The Registration Statement has been revised as requested.

Comment 21

In Part C – Indemnification, please state fully the affect any contract or arrangement that indemnifies any officer, director, underwriter or affiliate of the Registrant.

Response to Comment 21

The Registrant confirms that no additional contracts or arrangements indemnify any officer, director, underwriter or affiliate of the Registrant, other than as indicated in Part C - Indemnification.

ACCOUNTING AND FINANCIAL COMMENTS

Comment 1

Please file updated accounting consents with the amended N-14 filing.

Response to Comment 1

The Registrant will include updated accounting consents with the amended N-14 filing.

Division of Investment Management

July 17, 2020

Comment 2

On page 2 of the Questions & Answers section, in the question beginning “[w]ill shareholders of the Funds have to pay any fees…” please consider including a cross-reference to the question beginning with “[w]ill the value of my investment change as a result of the approval…” on page 4 of the Questions & Answers section where the indirect expenses relating to repositioning of the Target Funds’ portfolio is discussed in more detail.

Response to Comment 2

The Registration Statement has been revised as requested.

Comment 3

On page 4 of the Questions & Answers section, in the question beginning with “[w]ill the Reorganization constitute a taxable event …” the last sentence states “As of the date hereof, no long-term capital gains dividends are expected to be paid by the Target Funds prior to the Reorganizations.” Please confirm whether this statement is linked to the repositioning or a more general statement. Additionally, please change the word “dividend” to “distribution.”

Response to Comment 3

The Registrant confirms that this statement is a more general statement and that the disclosure has been revised as requested.

Comment 4

Please include hyperlinks for any information that is incorporated by reference.

Response to Comment 4

The Registration Statement has been revised as requested.

Comment 5

Please update the disclosure to incorporate the prospectus and Statement of Additional Information for each of FDT, FUAS, FCAN, FHK and FKO which were filed on May 1, 2020.

Response to Comment 5

The Registration Statement has been revised as requested.

Division of Investment Management

July 17, 2020

Comment 6

Please identify which Fund will be the accounting survivor.

Response to Comment 6

The Registration Statement has been revised as requested.

Comment 7

On page 16, under the section “Principal Risks of FDT” please revise the disclosure to indicate that some of these risks may be applicable to certain of the Target Funds.

Response to Comment 7

The Registration Statement has been revised as requested.

Comment 8

On page 27, in the Capitalization table, please update the date to a date within 30 days of the filing date.

Response to Comment 8

The Registration Statement has been revised as requested.

Comment 9

In the Capitalization table, please disclose the net asset value per share of each Target Fund and the net asset value per share of the pro forma combined fund.

Response to Comment 9

The Registration Statement has been revised as requested.

Comment 10

In the Capitalization table please include a footnote explaining what is included in the pro forma adjustments column.

Response to Comment 10

The Registration Statement has been revised as requested.

Division of Investment Management

July 17, 2020

Comment 11

In footnote 4 to the Capitalization table it states that the estimated indirect reorganization costs have been included. Please explain how they have been included or delete this footnote.

Response to Comment 11

The referenced footnote has been deleted.

Comment 12

At the end of page 31, when disclosing the costs of repositioning the Target Funds, please indicate as of what date the cost as a percentage of net assets is calculated.

Response to Comment 12

The Registration Statement has been revised as requested.

Comment 13

On page 46, please indicate that Deloitte & Touche serves as auditor for each of the Funds.

Response to Comment 13

The Registration Statement has been revised as requested.

Comment 14

On page A-15 of the Plan of Reorganization, please consider adding language that the Adviser will pay expenses whether or not the transaction is consummated to match the disclosure in the prospectus.

Response to Comment 14

The Registration Statement has been revised as requested.

Comment 15

On page 2 of the SAI, please update the disclosure to incorporate the Statement of Additional Information for each of FDT, FUAS, FCAN, FHK and FKO which were filed on May 1, 2020.

Division of Investment Management

July 17, 2020

Response to Comment 15

The Registration Statement has been revised as requested.

Comment 16

On page 2 of the SAI, please confirm that each of the Target Fund’s net asset value does not exceed 10% of FDT’s net asset value within 30 days of filing the amended N-14.

Response to Comment 16

The Registration Statement has been revised as requested.

Please call me at (312) 845-2978 or Bill Hermann at (312) 845-3895 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Jonathan A. Koff
Jonathan A. Koff

cc: Chris Fallow

Don Swade

W. Scott Jardine

Kristi Maher

Erin Klassman